Item 77C Submission of matters to a vote of security holders

A Special Meeting of Shareholders (Meeting) of the Munder
@Vantage Fund (@Vantage) was held on December 6, 2007. The purpose of the Meeting was to ask shareholders to consider a proposal that @Vantage be reorganized with and into the Munder
 Internet Fund (Internet Fund), a diversified series of Munder
 Series Trust, an open-end management investment company (MST), as more fully described in the Proxy Statement dated September 27, 2007:

The results of the votes are set forth below:

	      No. of Shares
For  	          927,270
Against  	   44,828
Abstain  	   21,046
Broker Non-Votes	0